# SEC Schedule 13G/A (Amendment No. 1) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Pono Capital Four Inc, CIK 0002108164
CUSIP: G71702107
Title of class of securities: Class A ordinary shares, par value $0.0001 per share
Address of issuer's principal executive offices: Suite 210, 2nd Floor Windward III, Regatta Office Park, PO Box 500, Grand Cayman, Cayman Islands (E9), KY-1106
Date of event which requires filing of this statement: 06/30/2026
Filed pursuant to Rule 13d-1(b)
Amends the filing with accession number 0001950677-26-000009
Filed by CIK 0001950677

## Reporting persons
- Decagon Asset Management LLP: type of reporting person: investment adviser (IA), partnership (PN); citizenship or place of organization: United Kingdom (X0); sole voting power 0; shared voting power 743,610; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (6.09% of the class)
- Benjamin John Durham: type of reporting person: parent holding company or control person (HC), individual (IN); citizenship or place of organization: United Kingdom (X0); sole voting power 0; shared voting power 743,610; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (6.09% of the class)

## Item 1. Issuer
Name of issuer: Pono Capital Four Inc
Address of issuer's principal executive offices:
Suite 210, 2nd Floor Windward III, Regatta Office Park, PO Box 500, Grand Cayman, CAYMAN ISLANDS
KY-1106

## Item 2. Person Filing
Name of person filing:
Decagon Asset Management LLP

Benjamin John Durham
Address of principal business office or, if none, residence:
5 SWALLOW PLACE
LONDON, United Kingdom
W1B 2AF
Citizenship:
Decagon Asset Management LLP - UNITED KINGDOM

Benjamin John Durham - UNITED KINGDOM

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Type of person filing: investment adviser (IA), parent holding company or control person (HC)

## Item 4. Ownership
Amount beneficially owned: 743,610
Percent of class: 6.09
Sole power to vote or to direct the vote:
Decagon Asset Management LLP - 0

Benjamin John Durham - 0
Shared power to vote or to direct the vote:
Decagon Asset Management LLP - 743,610

Benjamin John Durham - 743,610
Sole power to dispose or to direct the disposition:
Decagon Asset Management LLP - 0

Benjamin John Durham - 0
Shared power to dispose or to direct the disposition:
Decagon Asset Management LLP - 0

Benjamin John Durham - 0

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

## Signatures
- Decagon Asset Management LLP: Olivia Cooper, COO (08/03/2026)
- Benjamin John Durham: Benjamin Durham, CIO (08/13/2026)